Exhibit 22.1

As indicated in the table below, the following subsidiaries of Brookfield Asset Management Ltd. will be the issuer of debt securities under the indentures to be entered into between Brookfield Asset Management Ltd., as parent guarantor, and the subsidiaries listed below.

Subsidiary Registrant	Issuer
BAM Finance LLC	Issuer
BAM Finance (Canada) Inc.	Issuer